

02037086

NO ACT
P.E 1·28·02
1-00143



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 5, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 4/5/2002

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letters dated January 28, 2002 and March 7, 2002 concerning the shareholder proposal submitted to General Motors by Ray T. Chevedden. We also have received letters on the proponent's behalf dated February 8, 2002 and March 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

CRGH



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from Ray T. Chevedden (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal states, "General Motors shareholders request that our company adopt a Directors' compensation bylaw for our Directors to be paid with GM current voting stock as the major or full amount of their retainer with an incentive award tied to the stock value."

General Motors intends to omit the proposal under Rule 14a-8(i)(3) on the grounds that the supporting statement violates Rule 14a-9 of the proxy rules by including numerous vague and misleading statements.

The essential argument of the supporting statement is that all or a major portion of the retainer payable to GM directors should be paid in GM stock to ensure that their interest is focused on the Corporation because "their own money is on the line." The supporting statement implies throughout that (a) GM directors' retainer is not currently paid in stock and (b) GM directors do not currently have a significant amount of their wealth in GM stock. Both implications are false and misleading. Under GM's director compensation policy, described in pages iii to iv of the 2001 General Motors Proxy Statement (Exhibit B), non-employee directors are required to defer at least 50% of their annual retainers in restricted units of GM common stocks or receive stock options valued at an equivalent amount, and may choose to defer all remaining compensation in GM common stocks. The 2001 Proxy Statement also reveals, on page 7 (Exhibit C), that all GM directors owned substantially more than the minimum 1,000 shares required by GM and that the value of GM stock held by non-employee directors ranged from $114,085 to $1,681,520, with six out of seven directors owning more than $350,000 worth of GM stock. By omitting these facts and by making statements such as "GM directors can own token stock" and "[GM] directors are/were allowed to own as little as 1,000 shares or less," the supporting statement significantly misleads stockholders about current stock ownership by GM directors. Moreover, the first sentence of the fourth paragraph—"GM directors are allowed to own only 1,000 shares *or less*" (emphasis added)—is materially false, and contributes to the erroneous portrait of nominal director ownership of GM stock that is painted by the supporting statement.

Several portions of the supporting statement (particularly the numbered paragraphs 1, 2, and 4) deal with stock ownership by directors of Enron, which at this time seems inherently misleading. The facts about Enron's collapse are still being discovered, and it is uncertain what will be known about Enron months from now when GM stockholders receive the proxy material. The events that permitted and precipitated the company's bankruptcy may appear more or less culpable than they do now, and the relevance of stock ownership by Enron's directors may be more or less evident. Based on current information, even if minimal stock ownership by Enron's directors was an important element in that company's failure, the relevance to General Motors is not apparent, given the significant stock ownership by GM directors as described in this letter. Unless there is some clear demonstration of relevance, linking GM to the Enron scandal is gratuitous and unfair.

The penultimate paragraph, in referring to an article about Enron, quotes an expert in corporate governance as advising that directors not sell stock until they leave the board on which they serve, implying that General Motors directors, like Enron directors, are freely permitted to sell their shares of GM stock. Enron's practices, whatever they may be, are irrelevant to this proposal. More importantly, the restricted units of GM stock that a directors receive for at least half of the annual retainer are generally not available for sale until after the director retires, as described on page iv of the 2001 Proxy Statement. Again, omitting this important information would leave stockholders with a seriously mistaken picture of GM directors' obligation to hold the GM stock in which they are paid.

Finally, the last paragraph makes an entirely unsupported suggestion that if GM directors owned more GM common stock the market price of GM's Class H stock would not have declined in 2001, presumably because directors would be motivated to pay more attention to "key parts of the GM strategic plan." Unless the proponent can demonstrate that the decline in the price of Class H stock resulted from inadequate director attention, this allegation is inappropriate and misleading. (In addition, it is factually inaccurate to state that GM owns 30% of Hughes Electronics Corporation. Hughes is a wholly owned subsidiary of General Motors, and General Motors has retained 30% of the economic interest in its operations.)

The Staff has stated that it may permit the proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In the case of this proposal, virtually every paragraph of the supporting statement would have to be substantially rewritten or deleted to eliminate all of the misleading statements, and it would be preferable to omit the proposal, or at least its supporting statement, in its entirety.

GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the proposal or its supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Ray T. Chevedden

To: Mr. John F. Smith, Chairman of the Board, General Motors Corp. (GM)
FX: 313/556-5108 and FX: 313/667-3166
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Submitted by Ray T. Chevedden, Record Holder

7 – Directors' $120,000 Retainer to be Paid in Stock

General Motors shareholders request that our company adopt a Directors' compensation bylaw for our Directors to be paid with GM current voting stock as the major or full amount of their retainer with an incentive award tied to the stock value.

This proposal requests the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible and as soon as possible. This proposal topic is not intended to interfere with existing agreements. It applies to Directors who are not employees.

This proposal topic won 33% of the yes-no vote at the UAL Corp. (United Airlines) 2001 annual meeting.

GM Directors may take more interest in our company if more of their own money is on the line

GM directors are allowed to own only 1,000 shares or less. The importance of meaningful, sustained director stock ownership is highlighted in the Reuters report, "Critics ask if Enron's board was asleep on the job," Nov. 4, 2001, which include the following points:

1) As investors come to grips with more than $17 billion in Enron shareholder assets stripped from Enron's market value in 3 weeks, a lack of oversight is seen by some as having played no small part in Enron's woes.

2) The composition of Enron's board offers insight on its oversight. Low Enron stock ownership by some directors is the most striking aspect, said Ric Marshall, chief executive of The Corporate Library.

3) Many companies require directors to own a minimum amount of stock to ensure they have a personal interest in the firm's performance – just like shareholders. For example, oil refiner Sunoco Inc. (SUN) expects directors to own $220,000 of stock.

4) "All of these people are saying: 'We're on this board, but we're not investing in it,'" said Marshall. "There's no way those directors are going to take the same interest in the well-being of the company as those who have their own money on the line."

GM directors can own token stock

The parallel lesson for our company is that directors are/were allowed to own as little as 1,000 shares or less. This is a particularly low amount compared to their total wealth.

Additionally

A director should not sell stock until the director leaves the board, according to Charles M. Elson, the director of the Center for Corporate Governance at the University of Delaware.

Source: Enron Board Comes Under a Storm of Criticism
New York Times, Dec. 16, 2001

If directors have more of their own money on the line – it can incentivize director attention to key parts of the GM strategic plan

For instance, we as shareholders do not want this strategic plan lapse repeated: Since Murdoch's interest in Hughes was first reported, GM has seen the value of Hughes, of which it owns 30%, plunge from more than $40 per share to $15.

In the interest of encouraging significant director stock ownership, vote yes:

Director's $120,000 Retainer to be Paid in Stock

YES ON 7

Directors

The Board of Directors held a total of eleven meetings in 2000. It is currently composed of 13 members. Dennis Weatherstone is not standing for reelection pursuant to the Director Retirement Policy. If you elect all 12 nominees at the 2001 annual meeting, the Board will be composed of nine directors who have never been employed by General Motors and three who are currently officers of the Corporation.

In addition to being members of the Board, most directors served on one or more of its six standing Committees, which cover a total of 29 memberships. (Please refer to "Committees of the Board of Directors" commencing on page iv for information concerning each Committee's responsibility and current membership.) Directors spend a considerable amount of time preparing for Board and Committee meetings and, from time to time, are called upon for their counsel between meetings. In 2000, average attendance at Board and Committee meetings was 92%.

Selecting Candidates to Serve on the Board of Directors

Under the Corporation's By-laws, each year prior to the annual meeting of stockholders the Committee on Director Affairs recommends the Board's nominees to serve as GM directors for the next year. The Board is soliciting proxies to elect these individuals. Except for John F. Smith, Jr., G. Richard Wagoner, Jr., and Harry J. Pearce, who are employees of the Corporation, all candidates nominated by the Board of Directors have been determined to be "Independent Directors" as defined under Section 2.12 of the Corporation's By-laws. (If you would like a copy of GM's By-laws, please write to the Secretary, General Motors Corporation, MC 482-C38-B71, 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48265-3000.)

To recommend an individual for Board membership, write to the Secretary at the address given above. If you intend to nominate a candidate for director at the annual meeting or to introduce any other matter (aside from a stockholder proposal under Rule 14a-8 of the Securities and Exchange Commission's proxy rules, which is discussed on page ii), you must give the Corporation written notice. Such notice must be received by the Secretary of the Corporation not more than 180 days and not less than 120 days before the date of the annual meeting. For the 2002 Annual Meeting, such notice must be received between December 6, 2001 and February 4, 2002.

Director Compensation

Only non-employee directors receive payment for serving on the Board. Since Messrs. Smith, Wagoner, and Pearce are employees of the Corporation, they are not compensated as directors. Non-employee directors are not eligible to participate in the executive incentive program, Savings-Stock Purchase Program, or any of the Retirement Programs for General Motors employees. Other than as described in this section, there are no separate benefit plans for directors. Compensation paid to non-employee directors is as follows:

- Annual retainer — $120,000 (a)
- Retainer for Committee chair — $ 5,000
- Per diem for special services — $ 1,000

(a) Under the General Motors Compensation Plan for Non-Employee Directors (the "Plan"), non-employee directors are required to defer $60,000 of the above annual retainer in restricted units of GM common stocks or receive stock options valued at $60,000. In addition, under the Plan directors may also elect to defer all or a portion of the remaining compensation in cash or units of GM common stocks.

Restricted Stock Units under the Plan are credited with dividend equivalents in the form of additional stock units of the same class. Amounts deferred under the Plan are generally not available until after the director retires from the Board at age 70. After the director leaves the Board, payment under the Plan is made in cash based on the number of stock units and the market price of the related GM common stocks at the time of payment.

Committees of the Board of Directors

Audit Committee met five times in 2000. The Committee reviews the scope and results of audits, the notice and application of accounting principles, and the effectiveness of internal controls. In its oversight role, it assures that management fulfills its responsibilities in preparing the financial statements. All members of the Audit Committee are independent directors as defined by the Corporation's By-laws and New York Stock Exchange rules.

Membership:	Dennis Weatherstone (Chair)	Karen Katen
	John H. Bryan	Eckhard Pfeiffer
	Nobuyuki Idei	Lloyd D. Ward

Capital Stock Committee met five times in 2000. The Committee oversees the relationship between General Motors and its wholly owned subsidiary, Hughes Electronics Corporation, to ensure that transactions between the two companies are in the best interests of each corporation and are fair to the holders of both classes of GM's common stock.

Membership:	Eckhard Pfeiffer (Chair)	Thomas E. Everhart
	John H. Bryan	Dennis Weatherstone

Committee On Director Affairs met six times in 2000. The Committee researches and recommends candidates for membership on the Board and conducts continuing studies of the size, composition, and compensation of the Board. The Committee is also responsible for implementing and periodically reviewing GM's guidelines for corporate governance and proposing improvements.

Membership:	J. Willard Marriott, Jr. (Chair)	Thomas E. Everhart	Karen Katen
	Percy N. Barnevik	George M. C. Fisher	

Executive Compensation Committee met seven times in 2000. The Committee determines the compensation of senior executives, including all officers of the Corporation, and approves any benefit or incentive compensation plan of the Corporation or its major subsidiaries which affects employees subject to its review. The members of the Committee are not eligible to participate in any of the compensation plans or programs it administers.

Membership:	John H. Bryan (Chair)	J. Willard Marriott, Jr.	Dennis Weatherstone
	George M. C. Fisher	Eckhard Pfeiffer	

SECURITY OWNERSHIP OF DIRECTORS, NAMED EXECUTIVE OFFICERS, AND CERTAIN OTHERS

The beneficial ownership of all classes of common stock of the Corporation for each nominee for Director, each Named Executive Officer, and all current directors and officers of the Corporation as a group is shown in the following table. Information is as of February 28, 2001.

Each of the individuals/groups listed below owns less than one percent of the outstanding shares and voting power of any class of common stock of the Corporation, except as follows:

- State Street Bank and Trust Company (acting in various fiduciary capacities for various employee benefit plans) beneficially owns 14.2% of the outstanding shares and voting power of the Common Stock and 5.3% of the outstanding shares and voting power of the Class H Common Stock (12.0% of the combined voting power of the Common Stock and Class H Common Stock).
- Fiat S.p.A. beneficially owns 5.6% of the outstanding shares and voting power of the Common Stock (4.2% of the combined voting power of the Common Stock and Class H Common Stock).
- U.S. Trust Corporation (an independent trustee for GM's employee pension VEBA plan trust) beneficially owns 20.8% of the outstanding shares and voting power of the Class H Common Stock (5.3% of the combined voting power of the Common Stock and Class H Common Stock).

In most cases, each individual has sole voting and investment power with respect to the shares he or she beneficially owns. Where this is not the case, voting and investment power is clarified in a footnote. The shares listed below do not include any Common Stock or Class H Common Stock held by the pension and profit sharing plans or endowment funds of other corporations or by educational and charitable institutions of which certain directors and officers serve as directors or trustees.

	Shares Beneficially Owned		*Deferred Stock Units*		*Total Shares*		*Total Value of Common and Class H Shares(a)*	*Stock Options(b)*	
Directors	*Common Stock*	*Class H Common Stock*	*Common Stock*	*Class H Common Stock*	*Common Stock*	*Class H Common Stock*		*Common Stock*	*Class H Common Stock*
	#	#	#	#	#	#	$	#	#
P. N. Barnevik (c)	9,628	1,188	2,697	1,503	12,325	2,691	718,174	–0–	–0–
J. H. Bryan (c)	6,603	1,266	9,622	3,191	16,225	4,457	966,157	5,908	1,236
T. E. Everhart (d)	1,702	420	13,871	37,126	15,573	37,546	1,681,520	1,093	–0–
G. M. C. Fisher (d)	4,752	792	1,256	12,381	6,008	13,173	618,978	5,908	1,236
N. Idei (c)	4,250	2,250	1,601	587	5,851	2,837	376,290	–0–	–0–
K. Katen (c)	4,000	3,000	3,074	1,802	7,074	4,802	486,047	2,311	816
J. W. Marriott, Jr. (c)	752	15,792	12,455	20,100	13,207	35,892	1,517,869	–0–	–0–
H. J. Pearce (e)	64,290	142,452	34,017	37,476	98,307	179,928	9,320,697	642,371	633,081
E. Pfeiffer (d)	4,512	4,752	5,551	10,428	10,063	15,180	880,690	4,606	1,236
J. F. Smith, Jr. (e)	245,970	150,176	76,655	76,006	322,625	226,182	22,329,911	1,586,453	–0–
G. R. Wagoner, Jr. (e)	80,712	52,702	36,818	26,885	117,530	79,587	8,070,937	763,686	–0–
L. D. Ward (c)	1,000	–0–	987	359	1,987	359	114,085	–0–	–0–

Directors	Shares Beneficially Owned		Deferred Stock Units		Total Shares		Total Value of Common and Class H Shares(a)	Stock Options(b)	
	Common Stock	Class H Common Stock	Common Stock	Class H Common Stock	Common Stock	Class H Common Stock		Common Stock	Class H Common Stock
Other Named Executives	#	#	#	#	#	#	$	#	#
J. D. Finnegan (e)	15,292	2,996	28,744	8,117	44,036	11,113	2,599,931	77,409	0
R. L. Zarrella (e)	41,867	8,933	10,321	3,939	52,188	12,872	3,074,472	279,625	0
All directors and officers of the Corporation as a group (e)	1,191,231	680,831	511,109	239,981	1,702,340	920,812	111,643,577	6,876,067	723,300
State Street Bank and Trust Company .... 225 Franklin Street Boston, MA 02110	80,458,406	46,594,533	–0–	–0–	80,458,406	46,594,533	5,346,340,271	–0–	–0–
Fiat S.p.A. .... Via Nizza 250 10126 Turin, Italy	32,053,422	–0–	–0–	–0–	32,053,422	–0–	1,709,088,461	–0–	–0–
U.S. Trust Corporation .... 114 West 47th Street New York, NY 10036	–0–	181,891,754	–0–	–0–	–0–	181,891,754	4,123,486,063	–0–	–0–

(a) The total value is based on the February 28, 2001 closing market prices of $53.32 for Common Stock and $22.67 for Class H Common Stock.

(b) This column reports the number of shares that may be acquired through exercise of stock options within 60 days from February 28, 2001. The shares reported in this column reflect adjustments to the original option grants resulting from the recapitalization of the Class H stock in December 1997, the spin-off of Delphi Automotive Systems in 1999, and a 3-for-1 Class H stock split in the form of a 200% stock dividend in 2000. Additional information regarding stock options is provided on pages 17 and 18.

(c) Deferred Stock Units — These amounts have been deferred under the General Motors Corporation Compensation Plan for Non-Employee Directors. For more information about this plan, please refer to the section on Director Compensation commencing on page iii.

(d) Deferred Stock Units — Includes amounts described in footnote (c) above as well as amounts deferred under the Hughes Electronics Corporation Compensation Plan for Non-Employee Directors. The only material difference between the Hughes Plan and the General Motors Corporation Compensation Plan for Non-Employee Directors is that all stock amounts refer exclusively to Class H Common Stock.

(e) Shares beneficially owned include shares credited under the General Motors Savings-Stock Purchase Program ("GM S-SPP"). This program is available to all salaried employees and provides that participants may contribute up to 20% of eligible salary, subject to maximum limits established by the Internal Revenue Code ("IRC"). Deferred Stock Units include shares under the General Motors Benefit Equalization Plan-Savings ("BEP-S"). This Plan is a non-qualified "excess benefits" plan that is exempt from ERISA and the IRC limitations and provides executives with the full GM matching contribution without regard to the IRC limitations. Amounts credited under the Plan are maintained in share units of the Corporation's Common Stock. Following termination of employment, an employee may elect to receive a complete distribution of amounts in the BEP-S account, which will be paid in cash. Deferred units also include undelivered incentive awards that will vest upon the occurrence of certain events and that are subject to forfeiture under certain circumstances.



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

March 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter replies to a letter dated February 8, 2002 sent by John Chevedden as the representative for Ray T. Chevedden in opposition to General Motors' January 28 request for a no-action letter relating to Ray Chevedden's stockholder proposal (copy enclosed). (Please note that the correct proponent is Ray T. Chevedden, not the Chevedden Family Trust referenced in the February 8 letter.)

General Motors does not intend to respond to every point in Mr. Chevedden's letter, but we will correct a few errors made by Mr. Chevedden.

- The supporting statement is misleading because it states, in two prominent headings, that the proposal is necessary to provide that GM directors have "their own money on the line," which implies that GM directors do not currently have a significant amount of their own money "on the line." Using information about the amount of stock owned by directors and its market value from the stock ownership table in GM's 2001 proxy statement (a copy of which was provided to the SEC and Mr. Chevedden), GM's no-action request demonstrated that, contrary to that implication, directors now own stock worth a significant amount of money, acquired in part because a large portion of their retainer is currently paid in stock. Similarly the heading "GM directors can own token stock" is false, given the significant value of each director's stock holdings.

- The supporting statement falsely states in two place that GM directors can own less than 1,000 shares. GM directors are required to own a minimum of 1,000 shares.

- GM's no-action request did not state that "any lessons from Enron may never be known," as Mr. Chevedden alleges. GM stated, "The facts about Enron's collapse are still being discovered, and it is uncertain what will be known about Enron months from now when GM stockholders receive the proxy material." GM's concern is that developments between the date the proposal was submitted and the annual meeting may make the reference to Enron entirely inappropriate, with no effective way to correct the error.

Mr. Chevedden's letter merely confirms GM's assertion that the supporting statement is materially false and misleading, and cannot be corrected without extensive editing.

In addition, in considering Mr. Chevedden's request for five working days to respond to any GM material, the Staff should note that Mr. Chevedden sent GM a copy of his letter by ordinary mail, postmarked February 21, nearly two weeks after the original was sent to the SEC by UPS Air. Since Mr. Chevedden recognizes the importance of a chance to submit a timely response, we hope that he will treat GM fairly in the future by providing a contemporaneous copy of any correspondence with the SEC.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encl.

c: Ray T. Chevedden
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Directors' Retainer Topic, Chevedden Family Trust

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) Company misses the point or uses straw man:
The text of the proposal states "allowed to own only 1,000 shares or less."
Not the dollar value of shares currently owned.
1) Company misses the point or uses straw man:
When the company pulls 7-words from a supporting statement, these 7-words override the proposal statement and heading, "Directors' $120,000 Retainer to be Paid in Stock."

1) The company does not define whether non-voting or voting shares are included in the stock ownership cited.
1) Apples and oranges comparison:
The company does not provide a share number to compare with the investor text and the company definitive proxy ownership reporting which is not in dollar amounts.
1) The Investor Responsibility Research Center independently reported that one director held only 1000 shares. This IRRC report is believed to be based on the company 2001 definitive proxy.
1) The company does not explain whether its dollar values refer to voting stock, phantom shares or other less than whole stock ownership.

2) The company does not explain the distinction its is making
2) "'GM directors are allowed to own only 1,000 shares *or less*"(emphasis added [by the company]–is materially false ..."

2) The company false claim is false unless the company claims that this investor text must be unilaterally singled out to support a claim that goes beyond the investor text.
2) With dubious dexterity the company switches the topic in mid-sentence and then compares the proposal text to painting a "portrait" of director.

2) In other words if a company can target 7-words in a supporting statement then it can avoid addressing the proposal statement.
2) Appeal to the unknowable:
The company claims that any lessons from Enron may never be known.
2) Part to whole fallacy:
The company claims that since company directors cannot sell some of their stock, they should charitably be immune to a statement that directors should not sell any stock until they leave the board.
2) The company claims that stating greater stock ownership can increase director attention to the company strategic plan must go beyond supporting the text and also prove a company flip of the text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
GM Shareholder
cc: GM
Ray T. Chevedden

VOTING ITEMS

Proposal No. 1: Elect directors

Proxy statement page: 2
Background: See IRRC Background Report L: *Election of Directors and Board Independence Issues*

This election | **Board profile**

Number of directors to be elected	12	Percentage of independent directors:	
Total number of board seats	12	on the board	66.7
Number of women on the board	1	on the nominating committee	80.0
Minority membership	3	on the compensation committee	75.0
Classified board	no	on the audit committee	100.0
Cumulative voting	no	Non-employee chairman	no

Directors *(asterisk indicates nominee)*	**Audit cmte.**	**Comp. cmte.**	**Nom. cmte.**	**Beneficial ownership**	**Other boards**
Employees	0	0	0		
* John F. Smith Jr.; chairman	no	no	no	1,982,599	2
* Harry J. Pearce; vice-chairman	no	no	no	1,482,194	2
* G. Richard Wagoner Jr.; CEO, president	no	no	no	897,100	0
Non-employee directors with links	0	1	1		
* J. Willard Marriott Jr.; interlock: Harry J. Pearce, vice chairman	no	yes	yes	16,544	2
Non-employee directors without reported links	5	3	4		
* John H. Bryan	yes	yes	no	15,013	3
* Thomas E. Everhart	no	no	yes	3,215	2
* Eckhard Pfeiffer	yes	yes	no	15,106	0
* Percy N. Barnevik	no	no	yes	10,816	0
* George M.C. Fisher	no	yes	yes	12,688	3
* Karen Katen	yes	no	yes	7,000	1
* Nobuyuki Idei	yes	no	no	6,500	0
* Lloyd D. Ward	yes	no	no	1,000	1
Totals	5	4	5		

1000 shares

Attendance

Directors who attended fewer than 75 percent of meetings last fiscal year: not disclosed.

Auditor fees

Fees paid to Deloitte & Touche		
Type of fee	***$ Amount***	***Percent of total fees***
Audit fees	$17,000,000	17.7
Financial information system design fees	$2,000,000	2.1
All other fees	$77,000,000	80.2
Total	$96,000,000	

Proposal No. 2: Ratify selection of auditors

Proxy statement page: 24

Proposed auditors:	Deloitte & Touche
Same auditors as last year:	Yes, since 1918

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Directors' Retainer Topic, Chevedden Family Trust

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) Company misses the point or uses straw man:
The text of the proposal states "allowed to own only 1,000 shares or less."
Not the dollar value of shares currently owned.
1) Company misses the point or uses straw man:
When the company pulls 7-words from a supporting statement, these 7-words override the proposal statement and heading, "Directors' $120,000 Retainer to be Paid in Stock."

1) The company does not define whether non-voting or voting shares are included in the stock ownership cited.
1) Apples and oranges comparison:
The company does not provide a share number to compare with the investor text and the company definitive proxy ownership reporting which is not in dollar amounts.
1) The Investor Responsibility Research Center independently reported that one director held only 1000 shares. This IRRC report is believed to be based on the company 2001 definitive proxy.
1) The company does not explain whether its dollar values refer to voting stock, phantom shares or other less than whole stock ownership.

2) The company does not explain the distinction its is making
2) "'GM directors are allowed to own only 1,000 shares *or less*"(emphasis added [by the company]–is materially false ..."

2) The company false claim is false unless the company claims that this investor text must be unilaterally singled out to support a claim that goes beyond the investor text.
2) With dubious dexterity the company switches the topic in mid-sentence and then compares the proposal text to painting a "portrait" of director.

2) In other words if a company can target 7-words in a supporting statement then it can avoid addressing the proposal statement.
2) Appeal to the unknowable:
The company claims that any lessons from Enron may never be known.
2) Part to whole fallacy:
The company claims that since company directors cannot sell some of their stock, they should charitably be immune to a statement that directors should not sell any stock until they leave the board.
2) The company claims that stating greater stock ownership can increase director attention to the company strategic plan must go beyond supporting the text and also prove a company flip of the text.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
GM Shareholder
cc: GM
Ray T. Chevedden

VOTING ITEMS

Proposal No. 1: Elect directors

Proxy statement page: 2
Background: See IRRC Background Report L: *Election of Directors and Board Independence Issues*

This election		Board profile	
Number of directors to be elected	12	Percentage of independent directors:	
Total number of board seats	12	on the board	66.7
Number of women on the board	1	on the nominating committee	80.0
Minority membership	3	on the compensation committee	75.0
Classified board	no	on the audit committee	100.0
Cumulative voting	no	Non-employee chairman	no

Directors *(asterisk indicates nominee)*	Audit cmte.	Comp. cmte.	Nom. cmte.	Beneficial ownership	Other boards
Employees	0	0	0		
* John F. Smith Jr.; chairman	no	no	no	1,982,599	2
* Harry J. Pearce; vice-chairman	no	no	no	1,482,194	2
* G. Richard Wagoner Jr.; CEO, president	no	no	no	897,100	0
Non-employee directors with links	0	1	1		
* J. Willard Marriott Jr.; interlock: Harry J. Pearce, vice chairman	no	yes	yes	16,544	2
Non-employee directors without reported links	5	3	4		
* John H. Bryan	yes	yes	no	15,013	3
* Thomas E. Everhart	no	no	yes	3,215	2
* Eckhard Pfeiffer	yes	yes	no	15,106	0
* Percy N. Barnevik	no	no	yes	10,816	0
* George M.C. Fisher	no	yes	yes	12,688	3
* Karen Katen	yes	no	yes	7,000	1
* Nobuyuki Idei	yes	no	no	6,500	0
* Lloyd D. Ward	yes	no	no	1,000	1
Totals	5	4	5		

1000 shares

Attendance

Directors who attended fewer than 75 percent of meetings last fiscal year: not disclosed.

Auditor fees

Fees paid to Deloitte & Touche		
Type of fee	***$ Amount***	***Percent of total fees***
Audit fees	$17,000,000	17.7
Financial information system design fees	$2,000,000	2.1
All other fees	$77,000,000	80.2
Total	$96,000,000	

Proposal No. 2: Ratify selection of auditors

Proxy statement page: 24

Proposed auditors: Deloitte & Touche
Same auditors as last year: Yes, since 1918

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 22, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Directors' Retainer Topic, Chevedden Family Trust

Ladies and Gentlemen:

This responds to the company March 7, 2002 letter.

1) The company makes unsupported inferences of errors.

2) The company does not explain a material difference in the shareholder paraphrasing of the company reference to Enron.

3) The company does not explain why it omits key words from the proposal text in its claims:

Proposal text –
"... if more of their own money is on the line."

Defective GM version of above quote –
"their own money on the line."

4) There is no support for the company claim of a 1,000-share director ownership requirement or even a claim that such a purported requirement is always met.

When the company improves its system of receiving correspondence, it will then not be necessary to depend on a 2nd shareholder forwarding of correspondence in order for the company to receive correspondence.

The following text is from the February 8, 2002 shareholder response to the company no action request:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.

This includes the burden of production of evidence.

Page 1

1) Company misses the point or uses straw man:
The text of the proposal states "allowed to own only 1,000 shares or less."
Not the dollar value of shares currently owned.

1) Company misses the point or uses straw man:
When the company pulls 7-words from a supporting statement, these 7-words override the proposal statement and heading, "Directors' $120,000 Retainer to be Paid in Stock."

1) The company does not define whether non-voting or voting shares are included in the stock ownership cited.

1) Apples and oranges comparison:
The company does not provide a share number to compare with the investor text and the company definitive proxy ownership reporting which is not in dollar amounts.

1) The Investor Responsibility Research Center independently reported that one director held only 1000 shares. This IRRC report is believed to be based on the company 2001 definitive proxy.

1) The company does not explain whether its dollar values refer to voting stock, phantom shares or other less than whole stock ownership.

Page 2

2) The company does not explain the distinction its is making.

2) "'GM directors are allowed to own only 1,000 shares *or less*"(emphasis added [by the company]–is materially false ... "

2) The company false claim is false unless the company claims that this investor text must be unilaterally singled out to support a claim that goes beyond the investor text.

2) With dubious dexterity the company switches the topic in mid-sentence and then compares the proposal text to painting a "portrait" of director.

2) In other words if a company can target 7-words in a supporting statement then it can avoid addressing the proposal statement.

2) Appeal to the unknowable:
The company claims that any lessons from Enron may never be known.

2) Part to whole fallacy:
The company claims that since company directors cannot sell some of their stock, they should charitably be immune to a statement that directors should not sell any stock until they leave the board.

2) The company claims that, stating greater stock ownership can increase director attention to the company strategic plan, must go beyond supporting the text and also prove a company flip of the text.

Sincerely,



John Chevedden
GM Shareholder
cc: GM
Ray T. Chevedden

To: Mr. John F. Smith, Chairman of the Board, General Motors Corp. (GM)
FX: 313/556-5108 and FX: 313/667-3166
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Submitted by Ray T. Chevedden, Record Holder

7 – Directors' $120,000 Retainer to be Paid in Stock

General Motors shareholders request that our company adopt a Directors' compensation bylaw for our Directors to be paid with GM current voting stock as the major or full amount of their retainer with an incentive award tied to the stock value.

This proposal requests the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible and as soon as possible. This proposal topic is not intended to interfere with existing agreements. It applies to Directors who are not employees.

This proposal topic won 33% of the yes-no vote at the UAL Corp. (United Airlines) 2001 annual meeting.

GM Directors may take more interest in our company if more of their own money is on the line

GM directors are allowed to own only 1,000 shares or less. The importance of meaningful, sustained director stock ownership is highlighted in the Reuters report, "Critics ask if Enron's board was asleep on the job," Nov. 4, 2001, which include the following points:

1) As investors come to grips with more than $17 billion in Enron shareholder assets stripped from Enron's market value in 3 weeks, a lack of oversight is seen by some as having played no small part in Enron's woes.

2) The composition of Enron's board offers insight on its oversight. Low Enron stock ownership by some directors is the most striking aspect, said Ric Marshall, chief executive of The Corporate Library.

3) Many companies require directors to own a minimum amount of stock to ensure they have a personal interest in the firm's performance – just like shareholders. For example, oil refiner Sunoco Inc. (SUN) expects directors to own $220,000 of stock.

4) "All of these people are saying: 'We're on this board, but we're not investing in it,'" said Marshall. "There's no way those directors are going to take the same interest in the well-being of the company as those who have their own money on the line."

GM directors can own token stock

The parallel lesson for our company is that directors are/were allowed to own as little as 1,000 shares or less. This is a particularly low amount compared to their total wealth.

Additionally

A director should not sell stock until the director leaves the board, according to Charles M. Elson, the director of the Center for Corporate Governance at the University of Delaware.

Source: Enron Board Comes Under a Storm of Criticism
New York Times, Dec. 16, 2001

If directors have more of their own money on the line - it can incentivize director attention to key parts of the GM strategic plan

For instance, we as shareholders do not want this strategic plan lapse repeated: Since Murdoch's interest in Hughes was first reported, GM has seen the value of Hughes, of which it owns 30%, plunge from more than $40 per share to $15.

In the interest of encouraging significant director stock ownership, vote yes:

Director's $120,000 Retainer to be Paid in Stock

YES ON 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal requests the adoption of a "Directors' compensation bylaw for our Directors to be paid with GM current voting stock as the major or full amount of their retainer with an incentive award tied to the stock value."

We are unable to concur in your view that General Motors may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proposal must be revised as follows:

- revise the sentence that begins "GM directors are allowed …" and ends "… or less" to delete the words "… or less";
- delete the discussion that begins "The importance of meaningful, sustained director stock ownership …" and ends "… said Ric Marshall, chief executive of The Corporate Library. 3)";
- delete the paragraph that begins "4) –All of these people …" and ends "… their own money on the line"; and
- delete the discussion that begins "The parallel lesson for our company …" and ends "… from more than $40 per share to $15."

Accordingly, we will not recommend enforcement action to the Commission if General Motors omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Lillian K. Cummins
Attorney-Advisor